Exhibit 99.3

March 3, 2015

British Columbia Securities Commission

TSX Venture Exchange

PO Box 10142, Pacific Centre

PO Box 11633

701 West Georgia Street

2700 – 650 West Georgia Street

Vancouver, BC  V7Y 1L2

Vancouver, BC  V6B 4N9

Alberta Securities Commission

600 – 250 Fifth Street SW

Calgary, AB  T2P 0R4

Dear Sirs:

Re: Vanc Pharmaceuticals Inc. (formerly Nuva Pharmaceuticals Inc.) (the “Company”)

 Change of Auditor

We are writing in accordance with Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”).  We wish to confirm that we have read the Notice of Change of Auditor of the Company dated March 3, 2015 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Accountants